FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc ("Ordinary shares") in respect of the under-mentioned Person Discharging Managerial Responsibility:-

Mr J R Stéphenne
    Exercise of option on 2 December 2011 over 90,000 Ordinary shares granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of £11.79 per share.

    The sale of 90,000 Ordinary shares on 2 December 2011 at a price of £14.155 per share.

The Company and the above-mentioned person were advised of this transaction on 2 December 2011.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

2 December 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 02, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc